Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of Wallbox N.V.’s (together with its consolidated subsidiaries, “Wallbox,” the “Company,” “we,” “us” and “our”) financial condition and results of operations together with its consolidated financial statements and the related notes thereto included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “Annual Report”), its interim condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2023 and 2022 accompanying its Report on Form 6-K filed on September 28, 2023 (the “Interim Report”), its final prospectuses filed on Form 424(b)(3) and its other filings with the Securities and Exchange Commission (collectively, “Public Filings”). The following discussion is based on Wallbox N.V.’s financial information prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and related interpretations issued by the IFRS Interpretations Committee. Some of the information contained in this discussion and analysis, including information with respect to Wallbox’s plans and strategy for its business, includes forward-looking statements that involve risks and uncertainties. You should also review the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in its Public Filings for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Wallbox’s historical results are not necessarily indicative of the results that may be expected for any period in the future.

Business Overview

We believe we are a global leader in smart electric vehicle charging and energy management. Founded in 2015, we create smart charging systems that combine innovative technology with outstanding design and that manage the communication between user, vehicle, grid, building and charger.

Our mission is to facilitate the adoption of electric vehicles today to make more sustainable use of energy tomorrow. By designing, manufacturing, and distributing charging solutions for residential, business, and public use, we intend to lay the infrastructure required to meet the demands of mass electric vehicle ownership everywhere. We believe our customer-centric approach to our holistic hardware, software, installation, and service offering allows us to solve existing barriers to Electric Vehicle (“EV”) adoption as well as anticipate opportunities soon to come.

Our smart charging product portfolio includes Level 2 alternating current (“AC”) chargers (“Pulsar Plus,” “Commander 2” and “Copper SB”) for home and business applications, and direct current (“DC”) fast chargers (“Supernova” and “Hypernova”) for public applications. We also offer the world’s first bi-directional DC charger for the home (“Quasar” and “Quasar 2”), which allows users to both charge their electric vehicle and use the energy from the car’s battery to power their home or business, or send stored energy back to the grid. Our proprietary residential and business software “myWallbox” gives users and charge point owners complete control over their private charging and energy management activities. Meanwhile, our dedicated semi-public and public charging software platform “Electromaps” enables drivers to locate and transact with all public charging stations registered to its brand-agnostic charger database and also allows charge point operators to manage their public charging stations at scale.

In our pursuit to accomplish our vision, we have acquired four companies to date:

1.

Intelligent Solutions (Controlling interest acquired in February 2020 and remaining interest acquired in August 2021): Intelligent Solutions is one of the largest distributors of intelligent charging solutions in Northern Europe, with an extensive partner network of car dealers, installers, and utility companies in Norway, Sweden, Finland, and Denmark. Headquartered in Stavanger, Norway, Intelligent Solutions offers a variety of services from hardware to installation service and technical support.

2.

Electromaps (Controlling interest acquired in September 2020 and remaining interest acquired in July 2022): the leading digital platform for accessing free and paid for electric charging points in southern Europe. The app provides its 200,000+ users access to the charging points and ability to make payments directly from their mobile phone, unifying the entire charging infrastructure and improving the electric vehicle driving experience. Through this acquisition, we took our first step into the public electric charging space and plan to continue to foster innovation at Electromaps.

3.

ARES (Acquired in July 2022): ARES is an innovative provider of printed circuit boards and through its acquisition, we expanded our design and manufacturing capabilities and believe this acquisition will increase our innovation cycle time and improve our supply chain resilience.

4.

COIL (Acquired in August 2022): COIL is a leading EV charging installer serving the U.S. market, enabling in-house installation and maintenance solutions for commercial, public and residential charging applications.

We are committed to creating solutions that will not only allow for faster, simpler EV charging but that will also change the way the world uses energy.

Reporting Segments

For management purposes, we are organized into business units based on geographical areas and therefore have three existing reportable business segments. Our existing business segments are:

•	EMEA: Europe-Middle East Asia

•	NORAM: North America

•	APAC: Asia-Pacific

Refer to Note 7 “Operating Segments,” included within our interim condensed consolidated financial statements for further details.

Key Factors Affecting Operating Results

We believe our performance and future success depend on several factors that present significant opportunities for it but also pose risks and challenges, including those discussed below and in the section titled “Risk Factors” in our Public Filings.

Growth in EV Adoption

Our revenue growth is directly tied to the continued acceptance of passenger and commercial EVs sold, which we believe drives the demand for charging products and infrastructure. The market for EVs is still rapidly evolving and although demand for EVs has grown in recent years, there is no guarantee such demand will continue into the future. Factors impacting the adoption of EVs include but are not limited to: perceptions about EV features, quality, safety, performance and cost; perceptions about the limited range over which EVs may be driven on a single battery charge; volatility in the cost of oil, gasoline, and electricity; availability of services for EVs; consumers’ perception about the convenience and cost of charging EVs; government subsidies for EVs and electricity; the development, prevalence and market adoption of EV fleets; and increases in fuel efficiency of non-EV transportation. In addition, macroeconomic factors could impact demand for EVs, particularly since EVs can be more expensive than traditional gasoline-powered vehicles and the automotive industry globally has been experiencing a recent decline in sales. If the market for EVs does not develop as expected or if there is any slow-down or delay in overall EV adoption rates, this would impact our ability to increase our revenue or grow our business.

Competition

We believe we are currently one of the market leaders in Europe and NORAM in residential EV charging solutions based on the number of charging units sold compared to EVs sold on a country by country basis. We also provide and derive revenue from installation services and Electromaps, our online platform that enables users to find and pay for publicly available charging ports and manage their charging fleet. We intend to expand our market share over time in our product categories, including public charging stations, leveraging the network effect of its products, our partnership with Iberdrola and the Electromaps platform usage. Additionally, we intend to expand and grow our revenues via the rollout of the Supernova and Hypernova public charging stations. Nonetheless, existing competitors may expand their product offerings and sales strategies, and new competitors may enter the market. Furthermore, we encounter competition resulting from acceptance of other types of alternative fuel vehicles, plug-in hybrid electric vehicles and high fuel-economy gasoline powered vehicles. If our market share decreases due to increased competition, our revenue and ability to generate profits in the future may be impacted.

Global Expansion

We operate in Europe, North America, Latin America, and APAC. Europe and North America are expected to continue to be significant contributors to our revenue in future years with manufacturing capacity added to North America in 2022.

The European EV charging market can be characterized as fragmented. There are many small and local players, with only a limited number of parties having sufficient scale and funding to be competitive in the long term. Due to the government incentives currently in place, the EV sales are expected to increase rapidly in Europe, velocity on expansion in each Country will depend on the acceleration or deceleration on those incentives. From a competitive perspective, the North American market has high barriers to entry due to strict certification and validation requirements. Therefore, this market differs from Europe as the market is less fragmented with only a few large players.

Similar to the European market, the APAC market can be characterized as a highly fragmented market with a small number of players that have gained significant scale in the industry. From a technology and pricing perspective, EV charging solutions in APAC are cost-competitive as they can be manufactured at a lower cost point. Our growth in each of our markets requires us to differentiate ourselves as compared to our competition. If we are unable to penetrate, or further penetrate, the market in each of the geographies in which we operate or intend to operate, our future revenue growth and profits may be impacted.

For the six months ended June 30, 2023, our sales in Latin America were not significant, however, we intend to expand our market presence in this region.

Impact of New Product Releases

As we introduce new products, such as the market introduction of our Supernova and Hypernova public charging stations, our profitability may be temporarily impacted by launch costs until our supply chain achieves targeted cost reductions. In addition, we may accelerate our operating expenditures where we see growth opportunities which may impact profitability until upfront costs and inefficiencies are absorbed and normalized operations are achieved. We also continuously evaluate and may adjust our operating expenditures based on our launch plans for our new products, as well as other factors including the pace and prioritization of current projects under development and the addition of new projects. As we attain higher revenue, we expect operating expenses as a percentage of total revenue to continue to decrease in the future as we focus on increasing operational efficiency and process automation.

Government Mandates, Incentives and Programs

The U.S. federal, state, and local governments, European member states, and China provide incentives to end users and buyers of EVs and EV charging products in the form of rebates, tax credits and other financial incentives. These governmental rebates, tax credits and other financial incentives significantly lower the effective price of EVs and EV charging products or stations to customers. However, these incentives may expire on specified dates, end when the allocated funding is no longer available, or be reduced or terminated as a matter of regulatory or legislative policy. Any reduction in rebates, tax credits or other financial incentives could reduce the demand for EVs and for charging infrastructure, including infrastructure offered by us.

In the fall of 2021, the Infrastructure Investment and Jobs Act (“IIJA”), a bipartisan infrastructure bill, was signed into law in the United States. The IIJA authorized almost $20 billion to fund new and existing EV-related programs, including $5 billion in new funding to develop and build a nationwide network of half a million EV charging stations, also referred to as the National Electric Vehicle Infrastructure Formula Program (often called “the NEVI Program”); $2.5 billion for publicly accessible alternative fuel infrastructure (i.e., EV charging stations and hydrogen, propane and natural gas fueling infrastructure), referred to as the competitive Charging and Fueling Infrastructure Grants program (the “Competitive Grants Program”); and approximately $11 billion in funding to transition public transportation vehicles including school buses and transit buses to zero-emissions alternatives.

NEVI Program

Under the NEVI Program, eligible public entities like Wallbox may engage with operators and project managers to acquire and install EV charging stations in their designated areas. This program is intended to provide funding to states to deploy EV charging infrastructure and establish a network to facilitate data collection, access and reliability. The first stage of funding is expected to be focused on building a national EV charging station network, primarily along interstate highways. Throughout 2022, the Federal Highway Administration (“FHWA”), the U.S. Department of Transportation, and the U.S. Department of Energy published guidance for the NEVI Program, and announced that all 50 states had submitted their EV Infrastructure Deployment Plans. These plans, a prerequisite to receiving funding under the program, indicate how each state intends to utilize the funding it receives under the NEVI Program.

In addition, in June of 2022, the FHWA issued a Notice of Proposed Rulemaking (“NOPR”) on minimum standards and requirements for projects funded under the NEVI Program and for funded EV charger construction projects. The NOPR seeks to ensure there will be a nationwide network of EV chargers that can be used by any type of EV. The NEVI Program also has several guidelines in the use of program funds relating to user experience and reliability, strategic and efficient locations, equity, labor and workforce, private investment and data and cybersecurity, among other things. Worth noting, with respect to user experience and reliability, under the NEVI Program charging infrastructure must be interoperable across payment systems, EV brands, EV supply equipment, EV service providers, and the grid and must also provide 24-hour access to power on a reliable network and achieve 97% reliability.

Both the NEVI Program and the Competitive Grants Program prioritize charging infrastructure along the National Alternative Fuels Corridor, a network of highways nominated by states with charging stations to be open to the public and easily accessible. We have targeted these funding programs and intend on participating as either a direct recipient or by supporting charging equipment operators that have selected our hardware. If our equipment fails to meet the standards or requirements implemented in connection with these programs, we may not be able to access those funds.

Inflation Reduction Act

In the United States, with the passage of the Inflation Reduction Act, the Biden administration has committed over $369 billion towards climate investments, representing the largest single investment in this area in the country’s history. The package includes both consumer and corporate incentives and loans with the aims of reducing emissions by 40% by 2030. However, new tariffs and policy incentives implemented by the Biden Administration that favor equipment manufactured by or assembled at American factories, could put us at a competitive disadvantage if we are not able to develop our U.S. manufacturing capacity on the timelines we currently expect or at all, including by increasing the cost or delaying the availability of charging equipment, by challenging or eliminating our ability to apply or qualify for grants and other government incentives, or by disqualifying us from the ability to compete for certain charging infrastructure buildout solicitations and programs, including those initiated by federal government agencies.

Penetration into the Public Market

We commenced commercialization of the Supernova, our first DC fast charger for public use, during the first quarter of 2022. We have signed letters of intent (“LOI”) to collaborate with some of the world’s biggest utility companies for delivery of Supernova, and expect in the future to expand beyond utilities into additional distribution channels. As of June 30, 2023, Iberdrola had purchased 85 public chargers under its prior expressions of interest to purchase 10,000 public chargers. Our offering of public charging solutions is complemented through Electromaps, an online platform that enables users to find publicly available charging ports and pay for their use. We have established partnerships in Europe with operators of charging points that allow users to pay for their charging directly via Electromaps. We intend to extend these relationships with charging operators outside of Europe and enable this payment feature globally.

Seasonality

Our business is seasonal in nature. Typically, consumers purchase more EVs in the second half of the year, particularly in the fourth quarter, and the seasonal variation in the timing of sales of our residential products tend to be correlated with sales of EVs. As a result, sales in the second half, and particularly in the fourth quarter, would, after controlling for our growth, be higher than in the first half of the fiscal year and our results of operations may be subject to seasonal fluctuations as a result.

Impact of COVID-19

The COVID-19 pandemic has had an impact on the macroeconomic climate generally and on our business specifically. In particular, changes in consumer and business behavior, pandemic fears and market downturns and restrictions on business and individual activities, created significant volatility in the global and domestic economies and led to reduced economic activity, supply chain disruptions, including charging equipment supply chain and shipping constraints, and inflationary pressures. COVID-19 has also disrupted the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers and has led to a decrease in vehicle sales, including EV sales, in markets around the world, and the accompanying demand for our charging products and services. Although the World Health Organization has declared COVID-19 an established and ongoing health issue that no longer constitutes a public health emergency of international concern, new variants continue to emerge and continue to have an adverse effect on the global economy. The ultimate economic impact of the COVID-19 pandemic remains unknown, and the extent to which the pandemic could continue to, or ultimately, adversely affect our business, results of operations and financial condition will depend on future development that are uncertain and unpredictable. For example, as a result of recent government-imposed lockdowns in Shanghai, we have experienced delays in the receipt of certain raw materials and components, as well as delays in customer deliveries.

Impact of the war between Russia and Ukraine

As a result of the war between Russia and Ukraine as well as escalating tensions along the U.S. and certain allies in Europe imposed sanctions on Russia and could impose further sanctions against it. Russia could respond in kind. Sanctions imposed by any of these countries could disrupt our supply of critical components among our manufacturing facilities in Barcelona as well as our production and the sales of EVs. As a result of the war, we stopped selling our products in Ukraine and Russia, and will not pursue new opportunities with customers in those countries. Although such sales in these regions have not been significant to our business (€147 thousand in the year ended December 31, 2022, before we stopped selling our products in Ukraine and Russia), if the war were to be extended worldwide, this could cause additional disruptions to our operations. Such disruptions could negatively affect our ability to provide critical components to affiliates or produce finished goods for customers, which could increase our costs, require capital expenditures and harm our results of operations and financial condition. We continue to monitor the situation closely.

The Global Economic Environment

Certain factors in the global economic environment that may impact our global operations include, among other things currency fluctuations, capital and exchange controls, food supply, global economic conditions including inflation, restrictive government actions, changes in intellectual property, legal protections and remedies, trade regulations, tax laws and regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as impacts of political or civil unrest or military action, including the current conflict between Russia and Ukraine, tensions between China and the U.S., the U.K., the EU, India and other countries that were heightened during 2021, terrorist activity, unstable governments and legal systems, inter-governmental disputes, public health outbreaks, epidemics, pandemics, natural disasters or disruptions related to climate change. During 2022, global supply chains experienced disruptions that impacted and continues to impact delivery rates of electric vehicles. As a result, in January 2023, we announced cost reduction measures balanced between operating and personnel expenses, impacting approximately 15% of our workforce.

Key Components of Results of Operations

Revenue

Our revenue consists of retail sales and sales from distributors, resellers and installer customers of charging solutions for EVs, which includes electronic chargers and other services. We recognize revenue from contracts with customers when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services.

Sale of Chargers

Revenue related to the sale of chargers consists of sales of public and home & business charging devices, as well as accessories. Revenue from the sale of goods is recognized at the point in time when control of the asset is transferred to the customer, generally when the charger leaves our warehouse.

As of September 28, 2022, we had commercialized our Supernova public chargers. We expect sales of all of our public chargers, including Hypernova, will be fully commercialized in 2024. During the six months ended June 30, 2023, we continued expansion of our European footprint, our most mature market, and focused on the expansion of the NORAM and APAC markets.

Sale of Services

Revenue related to the rendering of services consists of installation services and software services, including subscription fees from businesses and fleets through “myWallbox” and commissions obtained from every charging transaction carried out through Electromaps, although, at this time, such revenue consists primarily of installation services.

Revenue from contracts with customers for installation services is recognized when control of the services are transferred to the customer (at a point in time given the short period that the service is rendered). Revenue is recognized at an amount that reflects the consideration to which we expect to be entitled in exchange for those services. For installations’ contracts, where the time required to complete execution is longer, the revenue recognition for each period is calculated taking into account the percentage of completion at the end of each financial period, considering the work in progress and the costs incurred until this date compared to the budgeted costs.

Changes in Inventories and Raw Materials and Consumables Used

Changes to inventory are recorded in consumption of finished goods, raw materials and other consumables. Inventory consists of electric chargers and related parts, which are available for sale or for warranty requirements. Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. Inventory that is sold to third parties is included within changes in inventories and raw materials and consumables used. We periodically review for slow-moving, excess or obsolete inventories. Products that are determined to be obsolete, if any, are written down to net realizable value.

Employee Benefits

Employee benefits consist primarily of wages and salaries, share-based payment plan expenses and social security. We have 6 different share-based plans: (i) Management Stock Option Plan (“MSOP”), (ii) Employee Stock Option Plan (“ESOP”), (iii) Founders Stock Option Plan, (iv) Restricted Stock Units (“RSU”), (v) Restricted Stock Units for Management (“RSU Management”) and (vi) Amended and Restated 2021 Employee Stock Purchase Plan (“ESPP”). For the MSOP, ESOP and RSU we record share-based payments based on the estimated fair value of the award at the grant date. It is recognized as an expense in the consolidated statements of profit or loss over the requisite service period. The estimated fair value of the award granted after the Business Combination (as defined below) is based on the market price of our common stock listed in the New York Stock Exchange on the date of grant.

For the Founder Stock Option Plan, we record share-based payments based on the estimated fair value using the American Option Chain and considering the conditions established in the plan. This plan is considered fully vested from their date of concession.

For RSU Management, we record share-based payments based on the estimation of fair value in each tranche under such plan. In the first tranche, the fair value is determined by discounting the forward price of our stock at each vesting date. The price with respect to the first tranche is the spot price on the grant date. Such price is recognized as an expense in the consolidated statements of profit or loss over the requisite service period. In the remaining tranches, the fair value has been based on our price developments according to the Black-Scholes model. Prices for each averaging window are obtained via Monte Carlo simulation and are vested taking into account the conditions established in such plan.

In January 2023, we launched an offering under the ESPP for a length of one year, with the purpose of increasing employee engagement and motivation. The offering has been designed in accordance with the 2021 Employee Stock Purchase Plan approved by the Company upon listing in October 2021. The ESPP consists of an offer to buy a maximum of 20,000 Class A Shares (as defined below) by each of our employees who participate in the ESPP with a discount of up to 15%, with a limit of 1% to 10% of annual salary per year.

Other Operating Expenses

Other operating expenses primarily consist of professional services, marketing expenses, external temporary workers expense, delivery expense, insurance premiums and other expenses, including leases of machinery with lease terms of twelve months or less and leases of office equipment with low value, including IT equipment. We expect our operating expenses to increase in absolute euro amounts as we continue to grow our business but to decrease over time as a percentage of revenue. Since the Business Combination (as defined below), we have incurred and expect to continue incurring additional expenses as a result of operating as a public company, including expenses necessary to comply with the rules and regulations applicable to companies listed on a national securities exchange and related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, as well as higher expenses for general and director and officer insurance, investor relations and other professional services.

Amortization and Depreciation

Depreciation, amortization and accretion relates to our intangible assets, right-of-use assets, property and equipment.

Net Other income

Other income consists of all other income and expenses linked to activities that are outside the core of our operating activities and may include income or losses related to gain or loss of assets, liabilities, and grants.

Operating Loss

Operating loss consists of our revenue and net other income less changes in inventories and raw materials and consumables used, employee benefits, other operating expenses and amortization and depreciation.

Financial Income and Financial Expenses

Financial income consists of interest income on outstanding cash positions and fair value adjustments on the valuation of financial instruments. Financial expenses consist of interest expense on loan and borrowings including leases, fair value adjustments on the convertible bonds, valuation of financial instruments and the unwinding effect on the put option liabilities. During 2022, we finished implementing a cash pool system within our subsidiaries that, as of June 30, 2023, did not have any significant impact upon our net finance cost.

Change in Fair Value of Derivative Warrant Liabilities

On October 1, 2021, Wallbox Chargers S.L.U. entered into a business combination agreement with the SPAC, Kensington Capital Acquisition Corp. II (“Kensington”), as a result of which we became a publicly traded company on the New York Stock Exchange (the “Business Combination”). At the closing of the Business Combination 5,750,000 warrants originally issued to public shareholders of Kensington in connection with its initial public offering were converted into warrants to purchase one Class A ordinary share, nominal value €0.12 per share of Wallbox N.V. (”Class A Share”) at a price of $11.50, subject to adjustment, (the “Public Warrants”) and 8,933,333 warrants originally issued to certain shareholders of Kensington in a private placement transaction that occurred concurrently with the closing of Kensington’s initial public offering were converted into warrants to purchase one Class A Share at a price of $11.50 per share, subject to adjustment, (the “Private Warrants”). Public and Private Warrants originally issued by Kensington to its public shareholders and its sponsors were converted on the closing date of the Business Combination into a right to acquire one Class A Share on substantially the same terms as were in effect immediately prior to the closing date. These warrants were considered part of the net assets of Kensington at the time of the Business Combination.

According to management’s assessment, both the Public and Private Warrants fall within the scope of IAS 32 and have been classified as a derivative financial liability. In accordance with IFRS 9 guidance, derivatives that are classified as financial liabilities shall be measured at fair value with subsequent changes in fair value to be recognized in profit and loss.

In addition, during the six months ended June 30, 2023, we issued warrants to Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”) in connection with the Facility Agreement (as defined below) with BBVA. On February 9, 2023 we entered into a warrant agreement and a subscription agreement with BBVA whereby BBVA subscribed for and acquired, an aggregate of 1,007,894 warrants exercisable for 1,007,894 of our Class A Shares, par value nominal value of €0.12 per share for an exercise price of $5.32 per share (the “BBVA Warrants”).

The Public Warrants are listed and have been measured at fair value using the quoted price (Level 1). As of June 30, 2023, the fair value of the Public and Private Warrants was $0.49 based on the public quote of the Public Warrants. The fair value of the BBVA Warrants was $2.80 based on a Black-Scholes valuation methodology for options and warrants.

Share Listing Expenses

The contribution in kind of Kensington shares has been accounted for within the scope of IFRS 2. Therefore, Kensington has been treated as the “acquired” company for financial reporting purposes and its net assets have been recognized at historical cost, with no goodwill or other intangible assets recorded. Based on IFRS 2, and from an analysis of the transaction, it has been considered that the excess of fair value of Wallbox shares issued over the fair value of Kensington’s identifiable net assets acquired represents compensation for the service of stock exchange listing for its shares and has been expensed as incurred.

Foreign Exchange Gains/(Losses)

Foreign exchange gains (losses) consist of realized and unrealized gains (losses) on foreign currency transactions and outstanding balances at year-end.

Share of Loss of Equity-Accounted Investees

Share of loss of equity-accounted investees consists of recognized losses attributable to our former 50% interest in Wallbox-Fawsn New Energy Vehicle Charging Technology (Suzhou) Co., Ltd., a joint venture incorporated on June 15, 2019, and over which we had joint control and a 50% economic interest (the “Wallbox-Fawsn Joint Venture”). The principal activity of the joint venture in China was the manufacture and sale of charging solutions with a clear focus on the automotive sector. Due to the losses realized by the Wallbox-Fawsn Joint Venture, the investment value has been zero since the year ended December 31, 2020. During the six months ended June 30, 2022, an investment was made, but immediately impaired to the recoverable amount to cover historical losses until 2022. As of December 31, 2022, this investment was classified as an asset held for sale for an amount of €384 thousand. On May 24, 2023, we sold our 50% interest for €390 thousand, of which €94 thousand is expected to be collected during the fiscal year ending December 31, 2025, with the remainder being a non-current receivable.

Income Tax Credit

Income tax credit relates to a percentage of research and development (“R&D”) related expenses that are expected to be eligible for tax deductions. As a result of our tax residency in Spain, the tax credit is available as a deduction for certain eligible R&D expenses, including IT and product development. The year ended December 31, 2020 was the first year in which we applied for such tax deductions, however, we also applied for the tax deduction for the years ended December 31, 2022 and December 31, 2021 and expect we will continue to apply similar tax deductions in subsequent years. As of December 31, 2022, we had recognized €7,335 thousand in tax deductions.

Loss for the Year

Loss for the year or period consists of our operating loss, net financial loss, share of loss of equity-accounted investees and income tax credit.

Operating Results

Comparison of the six months ended June 30, 2023 and 2022

The results of operations presented below should be reviewed in conjunction with our consolidated financial statements and the notes thereto included in our Annual Report and the interim condensed consolidated financial statements and the notes thereto included in our Interim Report. The following table sets forth our consolidated results of operations data for the six months ended June 30, 2023 and 2022:

	Six Months Ended June 30,		Variance
	2023 Unaudited	2022 Unaudited	€	%
	(€ in thousands, except percentages)
Sales of goods	€60,275	€65,746	€(5,471)	(8.3%)
Sales of services	€7,745	€2,065	€5,680	275.1%

Revenue	€68,020	€67,811	€209	0.3%

Changes in inventories and raw materials and consumables used	€(45,328)	€(39,871)	€(5,457)	13.7%
Employee benefits	€(45,069)	€(43,399)	€(1,670)	3.8%
Other operating expenses	€(34,603)	€(41,378)	€6,775	(16.4%)
Amortization and depreciation	€(12,380)	€(7,999)	€(4,381)	54.8%
Net other income	€1,755	€1,368	€387	28.3%

Operating Loss	€(67,605)	€(63,468)	€(4,137)	6.5%

Financial income	€569	€2,070	€(1,501)	(72.5%)
Financial expenses	€(6,704)	€(3,437)	€(3,267)	95.1%
Change in fair value of derivative warrant liabilities	€502	€62,351	€(61,849)	(99.2%)
Foreign exchange gains/(losses)	€985	€(6,082)	€7,067	116.2%

Net Financial Income/(Loss)	€(4,648)	€54,902	€(59,550)	(108.5%)

Share of loss of equity-accounted investees	€—	€(714)	€714	100.0%

Loss before Tax	€(72,253)	€(9,280)	€(62,973)	678.6%

Income tax credit	€1,621	€589	€1,032	175.2%

Loss for the period	€(70,632)	€(8,691)	€(61,941)	(66.9%)

Note: “n/m” means the amount was not meaningful.

Revenues

Sales of goods revenue decreased by €5,471 thousand, or 8.3%, for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022, primarily due to the decreased sales of our residential chargers, primarily our Pulsar Plus, which sales are directly correlated to growth in consumer adoption of EVs, together with impacts driven by the reduction on government subsidies in most European countries.

Sales of services revenue increased by €5,680 thousand, or 275.1%, for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022, primarily due to the increase in installation services, which includes the services rendered by COIL, a subsidiary we acquired in the second half of 2022, and software revenue from Electromaps services.

Operating Loss

Expenses related to changes in inventories and raw materials and consumables used increased by €5,457 thousand, or 13.7%, for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022. These expenses increased at a higher rate than our revenues, primarily as a result of expenses associated with the accelerated launch of new products (mainly related to fast charging products ) and changes in product mix.

Employee benefits expense increased by €1,670 thousand, or 3.8%, for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022, primarily reflecting increases of €5,292 thousand relating to the salary increases for existing employees, €3,800 thousand relating to salary costs for additional employees added as a result of the ARES and COIL acquisitions and €2,065 thousand related to costs associated with departures resulting from our previously announced workforce reductions, partially offset by a decrease in share based payment plan expenses of €9,487 thousand.

Other operating expenses decreased by €6,775 thousand, or 16.4%, for the six months ended June 30,2023, as compared to the six months ended June 30, 2022, primarily due to the reduction of marketing expenses of €9,345 thousand as a consequence of the marketing campaign that occurred during the six months ended June 30, 2022.

Amortization and depreciation increased by €4,381 thousand, or 54.8%, for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022, primarily due to investments in leasehold improvements to the leased headquarters in Barcelona, and factories in Zona Franca and Arlington, Texas, and capitalization of internally developed intangibles with respect to EV chargers.

Net other income increased by €387 thousand, or 28.3%, for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022, primarily due to governmental grants recognized.

Net Financial Income/(Loss)

Financial income decreased by €1,501 thousand for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022, primarily resulting from revaluing the put option liability for Electromaps, S.L. as a consequence of the acquisition on July 27, 2022 of the remaining 49% of share capital of Electromaps, S.L.

Financial expenses increased by €3,267 thousand for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022, primarily due to the impact of the interest and bank fees and expenses incurred as a result of the drawn down of €18,389 thousand under our available lines of credit during the six months ended June 30, 2023. Change in fair value of derivative warrant liabilities decreased by €61,849 thousand for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022, primarily due to the decrease of the fair value of the warrants.

Foreign exchange gains increased by €7,067 thousand for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022, primarily due to fluctuations in USD against the Euro.

Share of Loss of Equity-Accounted Investees

Share of loss of equity-accounted investees decreased by €714 thousand for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022.

On May 24, 2023, we sold our 50% interest in the Wallbox Fawsn Joint Venture for €390 thousand, of which, an amount of €94 thousand is expected to be collected within the twelve months ended June 30, 2025, with the remainder being reported as a non-current receivable. As of each of December 31, 2022 and June 30, 2023, this investment was classified as an asset held for sale for the amount of €384 thousand.

Income Tax Credit

Income tax credit increased by €1,032 thousand, for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022, primarily due to the recognition of a tax credit receivable for certain R&D expenses. No deferred tax assets were recorded for losses carried forward and hence no regular corporate income charge is recorded in both periods.

Segment Results

EMEA Segment

Comparison of the six months ended June 30, 2023 and 2022

The following table presents our results of operations at a segment level for EMEA for the six months ending June 30, 2023 and 2022:

	Six Months Ended June 30,		Variance
	2023 Unaudited	2022 Unaudited	€	%
	(€ in thousands, except percentages)
Revenue	€58,299	€66,137	€(7,838)	11.8%

Changes in inventories and raw materials and consumables used	€(40,009)	€(40,164)	€155	n/m
Employee benefits	€(33,443)	€(39,794)	€6,351	16.0%
Other operating expenses	€(28,476)	€(33,992)	€5,516	16.2%
Amortization and depreciation	€(10,888)	€(7,377)	€(3,511)	47.6%
Net other income/(expense)	€1,657	€1,360	€297	21.8%

Operating loss	€(52,860)	€(53,830)	€970	n/m

Note: “n/m” means the amount was not meaningful.

Revenue decreased by €7,838 thousand, or 11.85%, for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022, primarily due to some Governments in Europe postponing the subsidies to the EV adoption in their countries, which impacted sales of our residential chargers.

Operating loss decreased by €970 thousand for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022, primarily due to the impact of the employee and other operating expenses reduction initiatives commenced in January 2023, amounting €6,351 thousand and €5,516 thousand respectively.

Amortization and depreciation increased by €3,511 thousand for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022 due to investments in leasehold improvements to the leased headquarters in Barcelona and the factory in Zona Franca and depreciation of R&D finalized and commercialized projects that were incorporated into our portfolio.

NORAM Segment

Comparison of the six months ended June 30, 2023 and 2022

The following table presents our results of operations at a segment level for NORAM for the six months ended June 30, 2023 and 2022:

	Six Months Ended June 30,		Variance
	2023 Unaudited	2022 Unaudited	€	%
	(€ in thousands, except percentages)
Revenue	€12,526	€7,593	€4,933	65.0%

Changes in inventories and raw materials and consumables used	€(8,173)	€(5,627)	€(2,546)	45.2%
Employee benefits	€(11,265)	€(3,426)	€(7,839)	228.8%
Other operating expenses	€(5,987)	€(7,541)	€1,554	20.6%
Amortization and depreciation	€(1,491)	€(621)	€(870)	n/m
Net other income/(expense)	€97	€7	€90	n/m

Operating loss	€(14,293)	€(9,615)	€(4,678)	48.6%

Note: “n/m” means the amount was not meaningful.

Revenue increased by €4,933 thousand, 65.0%, for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022 primarily due to the expansion of our sales presence across the region.

Employee benefits increased by €7,839 thousand, primarily due to existing employee salary increases amounting €5,456 thousand and increases corresponding to salary costs for employees added as a result of the COIL acquisition amounting to €2,383 thousand.

Operating loss increased by €4,678 thousand, for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022, primarily due to employee benefits expenses related to salary increases and employees added as a result of the COIL acquisition.

APAC Segment

Comparison of the six months ended June 30, 2023 and 2022

The following table presents our results of operations at a segment level for APAC for the six months ended June 30, 2023 and 2022:

	Six Months Ended June 30,		Variance
	2023 Unaudited	2022 Unaudited	€	%
	(€ in thousands, except percentages)
Revenue	€370	€195	€175	89.7%

Changes in inventories and raw materials and consumables used	€(321)	€(10)	€(311)	3,110.0%
Employee benefits	€(361)	€(179)	€(182)	101.7%
Other operating expenses	€(140)	€(40)	€(100)	250.0%
Amortization and depreciation	€(1)	€(1)	—	—
Net other income/(expense)	€1	€1	—	—

Operating loss	€(452)	€(34)	€(418)	1,229.4%

We had revenue of €370 thousand for the six months ended June 30, 2023 and €195 thousand the six months ended June 30, 2022, as a result of our plan to increase activity in this region.

Operating loss for the six months ended June 30, 2023 was €418 thousand higher than the operating loss for the six months ended June 30,2022 mainly due to the increase of €182 thousand on employee benefits and €100 thousand on Other operating expenses as a result of increasing the number of employees on the region.

Reconciliations of Non-IFRS and Other Financial and Operating Metrics

We have included in this Interim Report certain financial measures not based on IFRS, including EBITDA and Adjusted EBITDA (together, the “Non-IFRS Measures”). See the definitions set forth below for a further explanation of these terms.

Management uses the Non-IFRS Measures:

•

as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;

•	to evaluate the performance and effectiveness of our strategic initiatives; and

•	to evaluate our capacity to fund capital expenditures and expand our business.

The Non-IFRS Measures may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate these measures in the same manner. We present the Non-IFRS Measures because we consider them to be important supplemental measures of our performance, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Management believes that investors’ understanding of our performance is enhanced by including the Non-IFRS Measures as a reasonable basis for comparing our ongoing results of operations. By providing the Non-IFRS Measures, together with reconciliations to IFRS, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Items excluded from the Non-IFRS Measures are significant components in understanding and assessing financial performance. The Non-IFRS Measures have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss for the period, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:

•	such measures do not reflect our expenditures, or future requirements for capital expenditures or contractual commitments;

•	such measures do not reflect changes in our working capital needs;

•

although depreciation and amortization are not included in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and

•	other companies may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business and are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. In addition, the Non-IFRS Measures we use may differ from the non-IFRS financial measures used by other companies and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Furthermore, not all companies or analysts may calculate similarly titled measures in the same manner. We compensate for these limitations by relying primarily on our IFRS results and using the Non-IFRS Measures only as supplemental measures.

We define EBITDA as loss for the period before income tax credit, financial income, interest expenses, amortization and depreciation. We define Adjusted EBITDA as loss for the period before amortization and depreciation, income tax credits, and financial income and financial expense, further adjusted to take into account the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These non-cash and other items include, but not are limited to, change in fair value adjustment of convertible bonds, change in fair value of derivative warrant liabilities, share listing expenses, foreign exchange gains/(losses), share based payment plan expenses, transaction costs related to the Business Combination and other items outside the scope of our ordinary activities.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial measure, which is loss for the period:

	Six Months Ended June 30,
€ in thousands	2023 Unaudited	2022 Unaudited
Loss	€(70,632)	€(8,692)
Income tax credit	€(1,621)	€(589)
Amortization and depreciation	€12,380	€7,999
Financial income	€(569)	€(2,070)
Financial expense (1)	€6,704	€3,437

EBITDA	€(53,738)	€85
Fair value adjustment of convertible bonds (2)	€—	€—
Change in fair value of derivative warrant liabilities (3)	€(502)	€(62,351)
Share listing expense (4)	€—	€—
Foreign exchange gains/(losses)	€(985)	€6,082
Share based payment plan expenses (5)	€11,059	€20,546
Transaction costs relating to the Business Combination (6)	€—	€—
Other items (7)	€(1,755)	€(1,368)
One-time expenses (8)	€2,208	€—
Other non-cash expenses (9)	€815	€—
Adjusted EBITDA	€(42,898)	€(37,005)

(1)

Financial expenses is comprised of interest and fees on bank loans, interest on lease liabilities, interest on shareholder and other borrowings, interest on convertible bonds, accretion of discount on put option liabilities and other finance costs (such as fair value loss on financial investments and impairment on financial investments), excluding fair value adjustment of convertible bonds.

(2)	Represents expenses related to fair value of convertible bonds.
(3)

Represents expenses or incomes related to change the fair value of the warrant liabilities. Please refer to Note 12 to our interim condensed consolidated financial statements include elsewhere in the Interim Report.

(4)

The excess of fair value of shares we issued in connection with the Business Combination over the fair value of Kensington’s identifiable net assets acquired was deemed to represent compensation for the service of stock exchange listing for its shares and was accordingly expensed as incurred.

(5)	Represents share-based payments expense. Please refer to Note 20 to our interim condensed consolidated financial statements include elsewhere in the Interim Report.
(6)	Represents expenses related to the Business Combination.
(7)

Other items consist of all other income and expenses linked to activities that are outside the core of our operating activities and may include income or losses related to gain or loss of assets, liabilities, and grants. The amounts set forth in the table above represent net other income for the periods presented.

(8)

One-time expenses consist legal expenses related to collective dismissal process initiated in January 2023 and completed in March 2023, severance payments to the employees that have left the Company and the provision for indemnities related to litigation involving certain former employees.

(9)	Other non-cash expenses consist of non-cash expenses related to the ESPP plan launched in January 2023.

Liquidity and Capital Resources

Sources of Liquidity

We have a history of operating losses and negative operating cash flows. We have experienced net losses and significant cash outflows from cash used in operating activities over the past years as it has been investing significantly in the development of its EV charging products. During the six months ended June 30, 2023, we incurred a loss of €70.6 million and net cash used in operating activities of €44.5 million, and for the six months ended June 30, 2022, we incurred a loss for the period of €8.7 million and net cash used in operating activities of €50.8 million. During the year ended December 31, 2022, we incurred a loss for the year of €62.8 million and net cash used in operating activities of €136.3 million, and for the fiscal year ended December 31, 2021, we incurred a loss for the year of €223.8 million and net cash used in operating activities of €69.6 million.

As of June 30, 2023 and 2022, we had cash and cash equivalents of €105.6 million and €119.9 million, respectively, and an accumulated deficit of €377.3 million and €252.6 million, respectively. As of December 31, 2022 and 2021, we had cash and cash equivalents of €83.3 million and €113.9 million, respectively, and an accumulated deficit of €306.7 million and €243.9 million, respectively. Our current working capital needs relate mainly to the growth of the current business and continuing operations. Our ability to expand and grow our business will depend on many factors, including our working capital needs and the evolution of our operating cash flows. Our primary cash requirements include operating expenses, satisfaction of commitments to various counterparties and suppliers, and capital expenditures (including property and equipment). Our principal uses of cash in recent periods have been funding of our operations and development of intangibles with respect to EV chargers and energy management software.

In assessing the going concern basis of presentation, we had to estimate expected cash flows for the next 12 months, including its compliance with covenants, exercise of warrants and availability of other financial funding from banks. Based on these estimations, management believes that our sources of liquidity will be sufficient to meet our business needs and expected cash outflows for at least the next 12 months. Although the expectation for the coming year is to continue to have net losses and the Company expects to continue to make investments, we also expect these sources of liquidity will be sufficient to fund our long-term contractual obligations and capital needs. However, this is subject, to a certain extent, to general economic, financial, competitive, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flows from operations in the future, we may have to obtain additional financing, which may include equity or debt issuances and/or credit financing. If we obtain additional capital by issuing equity, the interests of our existing shareholders will be diluted and, if we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations. We cannot assure you that we could obtain additional financing on favorable terms or at all.

Our primary sources of liquidity have historically been cash generated from operations, the issuance of debt and equity instruments and under bank loans.

In April 2021, we entered into a loan agreement with Banco Santander, S.A. for a loan in the amount of €12.6 million with a maturity of 2027 to finance the investments for a new factory in Zona Franca, Barcelona. As of June 30, 2023, the interest rate was 12-month EURIBOR plus 6.79%. Among other things, this loan originally prohibited the payment of dividends and the incurrence of liens without equally and ratably securing such loan, although in September 2021 we obtained a waiver of the loan’s prohibition of the payment of dividends. During 2021, convertible bonds were issued for an amount of €34.6 million.

On December 30, 2022, we entered into a loan agreement with Banco Santander, S.A. for a loan in the amount of €17.9 million, with a maturity date in 2029 and as of June 30, 2023, the interest rate in effect was 12-month EURIBOR plus 6.79%.

On February 9, 2023 (the “Facility Closing Date”), Wallbox, as guarantor, and its wholly-owned direct Spanish subsidiary, Wall Box Chargers, S.L.U., as borrower (the “Borrower”) entered into a Facility Agreement (the “Facility Agreement”) with BBVA. The Facility Agreement provides for an aggregate term loan commitment of €25.0 million (the “Facility”), and we received net borrowings of €24.6 million after deducting fees and expenses. As of June 30, 2023, the interest rate was 1-month EURIBOR plus 8%.

The Facility is secured by certain intellectual property rights. The Facility matures on the fourth anniversary of the Facility Closing Date and under certain circumstances may be extended to mature on the fifth anniversary of the Facility Closing Date. The Borrower is permitted to prepay the Facility in whole or in part upon notice thereof in accordance with the terms of the Facility Agreement. Upon an event of default specified in the Facility Agreement that remains uncured after 15 business days, the Facility may become due and payable in full upon provision of notice thereof in accordance with the terms of the Facility Agreement. The Facility Agreement contains affirmative and negative covenants, including without limitation a minimum cash requirement and restrictions on incurrence of additional debt, liens, fundamental changes, asset sales, restricted payments and transactions with affiliates. The Facility Agreement also contains financial covenants regarding maintenance as of the end of each fiscal quarter of a maximum senior net debt to gross profit ratio ranging from 1.60x in 2023 to 0.60x in 2026 and thereafter and a minimum level of shareholders’ equity of 0.00. The Facility Agreement is governed by Spanish law.

Substantially concurrently with the closing of the Facility Agreement and in consideration thereof, we entered into a Warrant Agreement (the “Warrant Agreement”) and Subscription Agreement (the “Subscription Agreement”) with BBVA (together with its assignees, the “Warrantholder”) pursuant to which we issued to the Warrantholder, and the Warrantholder subscribed for and acquired, an aggregate of 1,007,894 warrants exercisable for 1,007,894 Class A Shares, for an exercise price of $5.32 per share. The Warrant Agreement provides for a redemption right in favor of Wallbox when the Class A Shares achieve a value of $11.00 per share.

As of December 31, 2022 and June 30, 2023, respectively, we were in compliance with the covenants under our the agreements governing our indebtedness.

On April 3, 2023, we entered into an Equity Distribution Agreement with Canaccord Genuity LLC (“Canaccord”) and Oppenheimer & Co. Inc. (“Oppenheimer”) with respect to the offer and sale of our Class A Shares, with aggregate offering price of up to $100,000,000, from time to time, establishing an at the market program (the “ATM Program”) under which Canaccord and Oppenheimer will act as sales agents. During the six months ended June 30, 2023, 2,558,914 Class A Shares were sold under the ATM Program for net proceeds of €6,654,838 ($7,284,487).

On December 5, 2022, we completed a private placement of our Class A Shares and issued and sold 8,176,694 Class A Shares for aggregate gross proceeds of $43.5 million (€41.7 million) to certain existing investors and strategic partners at a price of $5.32 per share. Investors in the transaction included, among others, Iberdrola and Kensington Capital Partners, both strategic partners and current shareholders, Infisol 3000 and Orilla Asset Management, S.L. (“Orilla”), current shareholders each of which have a seat on our Board of Directors, and Enric Asunción, Co-founder and CEO of the Company.

On June 15, 2023, we completed a private placement of our Class A Shares and issued and sold 18,832,432 Class A Shares for aggregate gross proceeds of $48.6 million (€44.9 million) to certain existing investors at a price of $2.58 per share. Investors in the transaction included, among others, Orilla, a current shareholder holding a seat on our Board of Directors, other of the Company’s existing shareholders and Enric Asunción, co-founder and CEO of the Company.

Liquidity Policy

As an early-stage company, we maintain a strong focus on liquidity and define our liquidity risk tolerance based on sources and uses to maintain a sufficient liquidity position to meet our obligations under both normal and stressed conditions. We manage our liquidity to provide access to sufficient funding to meet our business needs and financial obligations, as well as capital allocation and growth objectives.

Cash Flow Summary

The following table summarizes our cash flows for the six months ended June 30, 2023 and 2022:

	Six Months Ended June 30,		Variance
	2023 Unaudited	2022 Unaudited	€	%
	(€ in thousands, except percentages)
Net cash used in operating activities	€(44,459)	€(50,758)	€ 6,299	12.4%
Net cash from (used) in investing activities	€(29,054)	€20,987	(€50,041)	(238.4%)
Net cash from financing activities	€97,160	€27,057	€70,103	259.1%

Operating Activities

Net cash used in operating activities decreased by €6,299 thousand, or 12.4%, for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022, primarily due to fluctuations of working capital usage which was higher in the six months ended June 30, 2022, as compared to same period in the current year as a result of greater customer collections during the six months ended June 30, 2023.

Investing Activities

Net cash from in investing activities decreased by €50,041 thousand, or 238.4%, for six months ended June 30, 2023 as compared to the six months ended June 30, 2022, primarily due to the impact of collection proceeds from sale of financial assets at fair value through profit or loss of €54,335 thousand occurred during the six months ended June 30, 2022.

Financing Activities

Net cash from financing activities increased by €70,103 thousand, or 259.1%, for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022, primarily due to the cash flow from proceeds from the conversion of warrants of €784 thousand, proceeds from loans net of repayments of €22,789 thousand and the proceeds from issuing equity instruments of €51,165 thousand, of which €44,949 thousand relate to the private placement and €6,216 thousand relate to shares sold under the ATM program.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of these financial statements requires us to make estimates, assumptions and judgements that affect the reported amounts of assets, liabilities, revenues, costs and expenses. We evaluate our estimates and judgements on an ongoing basis, and our actual results may differ from these estimates. We base our estimates on historical experience, known trends and events, contractual milestones and other various factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources.

Our critical accounting estimates and judgments are described in Note 3 “Use of Judgements and Estimates,” within our interim condensed consolidated financial statements included in the Interim Report. Actual results may differ from these estimates.

Going concern

Our interim condensed consolidated financial statements included in the Interim Report have been prepared assuming we will continue as a going concern. The going concern basis of presentation assumes that we will continue in operation for at least a period of one year after the date such financial statements are issued and contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

We experienced net losses and significant cash outflows from cash used in operating activities over the past years as we have been investing significantly in the development of EV charging products. During the six months ended June 30, 2023, we incurred a consolidated net loss of €70.6 million, and cash used in operations of €44.5 million, and during the six months ended June 30, 2022, we incurred a loss for the period of €8.7 million and net cash used in operating activities of €50.8 million. As of June 30, 2023, we had an accumulated deficit of €377.3 million and cash and cash equivalents of €105.6 million.

In assessing the going concern basis of preparation of the interim condensed consolidated financial statements, we had to estimate the expected cash flows for the next twelve months, including the compliance with covenants, exercise of warrants and availability of other financial funding from banks.

Based on the above, our management believes that we are able to continue in operational existence, meet our liabilities as they fall due, operate within its existing facilities, and meet the business plan for a period of at least twelve months from the date of issuance of our interim condensed consolidated financial statements.

As a result, the interim condensed consolidated financial statements included in our Interim Report have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, we continue to adopt the going concern basis in preparing our unaudited interim condensed consolidated financial statements for the six months ended June 30, 2023.

Impairment of non-current assets (including Goodwill)

Goodwill is tested for impairment at cash-generating-unit level (“CGU”) on an annual basis or if an event occurs or circumstances change that could reduce the recoverable amount of a CGU below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

We make judgments about the recoverability of non-current assets with finite lives whenever events or changes in circumstances indicate that an impairment may exist. Recoverability of these assets with finite lives is measured by comparing the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the recoverable amount of the impaired asset. Assumptions and estimates about future values and remaining useful lives of our non-current assets are complex and subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts.

In order to determine the recoverable amount, we estimate expected future cash flows from the assets and apply an appropriate discount rate to calculate the present value of these cash flows. Future cash flows are dependent on whether the budgets and forecasts for the next five years are achieved, whereas the discount rates depend on the interest rate and risk premium associated with each of the companies.

As described in Note 10, there was no impairment of goodwill or non-current assets for the six months ended June 30, 2023 and June 30, 2022. There was no impairment as well for the years ended December 31, 2022 and 2021.

Capitalization of development costs and determination of the useful life of intangible assets

We review expenditures, including wages and benefits for employees, incurred on development activities and based on their judgment of the costs incurred assesses whether the expenditure meets the capitalization criteria set out in IAS 38 and the intangible assets accounting policy within Note 10 of the interim condensed consolidated financial statements included in our Interim Report. We specifically consider if additional expenditure on projects relates to maintenance or new development projects with only the new developments qualifying to be capitalized.

The useful life of capitalized development costs is determined by management at the time the newly developed charger is brought into use and is regularly reviewed for appropriateness. For unique charger products controlled and developed by us, life is based on historical experience with similar products as well as anticipation of future events, which may impact their useful economic life, such as changes in technology.

Business Combinations

We account for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to us. In determining whether a particular set of activities and assets is a business, we assess whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

We determine and allocate the purchase price of an acquired business to the assets acquired and liabilities assumed as of the business combination date. The purchase price allocation process requires us to use significant estimates and assumptions with respect to the identification of assets previously not recognized such as customer relations, brand name and intangible assets and the determination of the fair value of assets and liabilities acquired.

During the six months ended June 30, 2023, no new business combinations have occurred. The business combinations that occurred in 2022 and 2021 related to the transactions between us, Wallbox Chargers S.L.U. and Kensington, Intelligent Solutions AS, Electromaps, S.L., AR Electronic Solutions, S.L. and Coil, Inc., finalized in 2022 and 2021.

Share-Based Payment

We measure equity settled share-based payments at fair value at the date of grant and expense the cost over the vesting period, based upon management’s estimate of equity instruments that will eventually vest, along with a corresponding increase in equity and record solely within general and administrative expenses. At each statement of financial position date, management revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity reserves.

Prior to completion of the Business Combination, as Wallbox Chargers S.L.U. ordinary shares were not listed on a public marketplace, the calculation of the fair value of its ordinary shares was subject to a greater degree of estimation in determining the basis for share-based options that it issued. Given the absence of a public market, we were required to estimate the fair value of the ordinary shares at the time of each grant.

We determined the value of our ordinary shares based on interpolating from the valuations in our most recent external equity financing rounds and, subject to discounts for the probability and timing of an exit event and lack of marketability, among other factors. After the business combination, we determine the fair value of the share options using techniques consistent with generally accepted valuation methodologies for pricing financial instruments.

The assumptions underlying the valuations represent our best estimates, which involve inherent uncertainties and the application of management judgment. The Company’s management measures equity settled share-based payments at fair value at the date of grant and expenses the cost over the vesting period, based upon management’s estimate of equity instruments that will eventually vest, along with a corresponding increase in equity. At each statement of financial position date, management revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity reserves.

Refer to Note 20 “Employee Benefits,” included within our unaudited interim condensed consolidated financial statements included in our Interim Report for the outstanding common stock options and related activity from December 31, 2022 to June 30, 2023 and assumptions used in calculating the stock option awards granted during this period.

Income Taxes

Deferred tax assets are recognized to the extent that it is probable future taxable profits will be available against which the temporary differences can be utilized. In order to determine the amount of the deferred tax assets to be recognized, we consider the amounts and dates on which future taxable profits will be obtained and the reversal period for taxable temporary differences. We have not recognized deferred tax assets as of June 30, 2023 and June 30, 2022. The key area of judgment is therefore an assessment of whether it is probable that there will be suitable taxable profits against which any deferred tax assets can be utilized. The existence of unused tax losses, as well as our history of not generating tax profits, indicates that future taxable profit may not be available to the Group, at least for the near and medium term, as the Company is early stage. Having considered all evidence available and the current investment phase, management determined that is probable that future taxable profits will not be available against which we will be able to offset our tax losses. Accordingly, no deferred tax asset has been recognized in the financial statements. We operate in a number of international tax jurisdictions.

Research and development tax credit is recognized as an asset once it is considered that there is sufficient assurance that any amount claimable will be received. The key judgment therefore arises in respect of the likelihood of a claim being successful when a claim has been quantified but has not been received. In making this judgment we consider the nature of the claim and in particular the track record of success of previous claims.

We are subject to income taxes in numerous jurisdictions and there are transactions for which the ultimate tax determination cannot be assessed with certainty in the ordinary course of business. We recognize a provision for situations that might arise in the foreseeable future based on an assessment of the probabilities as to whether additional taxes will be due. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely to be realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. See Note 23 “Tax-related balances,” included within our interim condensed consolidated financial statements included in our Interim Report.

Material Weakness

In connection with the audits of our consolidated financial statements for each of the years ended December 31, 2022 and 2021 and the reviews of the unaudited interim condensed consolidated financial statements for each of the periods ended June 30, 2023 and 2022 and included in our Annual Report and Interim Report, our management and independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. The material weaknesses related to: (i) insufficient personnel in the finance team with an appropriate level of knowledge and experience in the application of IFRS as issued by IASA, relating to both complex accounting transactions, such as accounting for the Business Combination and related listing expenses, share-based payments and also in the application of other IFRS matters such as goodwill impairment testing, cash flow statement disclosures and purchase price allocation; (ii) procedures with respect to the review, supervision and monitoring of issuance, exercise, vesting and valuation of share-based payments were not entirely designed and in place, or operating effectively resulting in several adjustments related to share-based payment accounting to our interim condensed consolidated financial statements; (iii) IT general controls have not been sufficiently designed or were not operating effectively, and (iv) policies and procedures with respect to the review, supervision and monitoring of the accounting and reporting functions were not operating effectively.

As result, a number of significant adjustments to our consolidated financial statements for each of the years ended December 31, 2021 and 2022 and to the interim condensed consolidated financial statements were identified and made during the course of the audit and review process.

We are currently not required to comply with Section 404(b) of the Sarbanes-Oxley Act, and, therefore our independent registered public accounting firm has not been engaged to express, nor have they expressed, an opinion on the effectiveness of our internal control over financial reporting. We are currently in the process of remediating these material weaknesses and we are taking steps that we believe will address their underlying causes. We have enlisted the help of external advisors to provide assistance in the areas of internal controls and IFRS accounting in the short term, and are evaluating the longer-term resource needs of our accounting staff, including GAAP expertise. These remediation measures may be time-consuming and costly, and might place significant demands on our financial, accounting and operational resources. In addition, there is no assurance that we will be successful in hiring any necessary finance and accounting personnel in a timely manner, or at all.

Assessing our procedures to improve its internal control over financial reporting is an ongoing process. Any material weaknesses Wallbox identifies will be assessed and remediated by implementing the proper operating control. Detective and preventive internal controls are being designed by external advisors and implemented by our experienced new hires. We can provide no assurance that its remediation efforts described herein will be successful and that we will not have material weaknesses in the future. Any material weaknesses we identify could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.

JOBS Act

The JOBS Act permits an emerging growth company (“EGC”) such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. As an emerging growth company, we intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies. The exemptions include, but are not limited to:

•

an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

•	reduced disclosure obligations regarding executive compensation; and

•	not being required to hold a nonbinding advisory vote on executive compensation or seek shareholder approval of any golden parachute payments not previously approved.

We have elected to use the extended transition period under the JOBS Act until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company until the earliest to occur of: (1) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (2) the date on which we are deemed to be a “large accelerated filer,” which would occur if the market value of our equity securities held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (4) the last day of the fiscal year ending after the fifth anniversary of Kensington’s initial public offering, or March 2, 2026.

Recent Accounting Pronouncements

See Notes 4 and 5 of our interim condensed consolidated financial statements included in our Interim Report for more information regarding recently issued accounting pronouncements and discussion of the impact of recent accounting pronouncements, respectively.

Quantitative and Qualitative Disclosures About Market Risk

Refer to Note 25 “Financial Risk Management” of our audited consolidated financial statements included in the Interim Report for more information.

Interest Rate Risk

We are exposed to Interest rate risk from possible losses due to changes in the fair value or the future cash flows of a financial instrument because of fluctuations in market interest rates. A hypothetical 1% change in interest rates would mean an increase (decrease) in profit or loss as of June 30, 2023 by €900 thousand.

Foreign Currency Risk

We have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the Euro, causing both its revenue and its operating results to be impacted by fluctuations in the exchange rates.

Gains or losses from the revaluation of certain cash balances, accounts receivable balances and intercompany balances that are denominated in these currencies impact our net loss. A hypothetical decrease in all foreign currencies against the Euro of 10% would not result in a material foreign currency loss on foreign-denominated balances, as of June 30, 2023. As our global operations expand, our results may be more materially impacted by fluctuations in the exchange rates of the currencies in which it does business.

At this time, we do not enter into financial instruments to hedge its foreign currency exchange risk, but it may in the future.

Other market price risk

We do not maintains investments in funds as of June 30,2023, whose investments amounted to €6,640 thousand as of June 30,2022, which exposure to market price risk could be significant.

We have derivative warrant liabilities (see Note 12 of our unaudited interim consolidated financial statements included in our Interim Report) measured at FVTPL. The derivative warrant liabilities of €8,974 thousand as of June 30, 2023 as compared to €5,834 thousand at December 31, 2022 are measured at fair value.

A change of the warrant price by 1% would result in an increase/decrease of the underlying warrant liabilities of €90 thousand.

Contractual Obligations and Commitments

As of June 30, 2023, in addition to the contractual obligations and commitments described above under “Liquidity and Capital Resources,” there were contractual obligations to purchase, construct or develop Property, plant and equipment assets, for an amount of €566 thousand and commitments for the acquisition of intangible assets of €676 thousand. As of June 30, 2023, these commitments mainly correspond to works being executed in the new plant we opened in Arlington, Texas, and tools and machinery for the plant in Zona Franca, Barcelona.

See Notes 8 and 10 of the unaudited interim condensed consolidated financial statements included in our Interim Report for more information.

Additionally, our lease agreements provide for lease obligations and the future interest payable under these agreements is as set forth in the table below. Please refer to Note 9, “Right of Use Assets and Lease Liabilities” of the interim condensed consolidated financial statements included elsewhere in the Interim Report for more information.

	Payments due by period
	€ in thousands
	Total	Less than 1 year	1-2 years		2-5 years	More than 5 years
Lease obligations	€32,328	€4,015	€	3,581	€9,721	€15,011